Exhibit 99.2

From the office of the CEO, Wilshire Bank

To all employees,

Today we announced the signing of a definitive agreement to merge with BBCN Bank in a strategic merger of equals.  This combination will create the first and only super regional Korean-American bank in the United States.  With total assets exceeding $12 billion, we will be nearly three times the size of our nearest competitor, forever separating our organization from the rest of our peers.  More importantly, this merger establishes a true national platform with full banking services in all targeted geographic markets.  Together, we have 85 locations in California, New York, New Jersey, Illinois, Washington, Texas, Georgia, Virginia and Alabama.  This will be a true merger of equals, with the combined bank blending the competitive strengths of both Wilshire and BBCN to create an organization that is unrivaled in the Korean-American banking market.

Wilshire and BBCN have consistently been the top two lenders among the Korean-American banks by a wide margin, which means we will have an unrivaled commercial and retail banking franchise.  With our combined expertise in trade finance, commercial lending, SBA and residential mortgage lending, along with a growing portfolio of consumer products and services, we believe there will be considerably greater opportunities to gain additional market share and further increase our core deposit franchise.

The combined entity will be led by a complementary partnership of Board members and executive management.  Our Chairman Steven S. Koh will be Chairman of the combined holding company and bank.

We plan to be the most desirable bank to work for, and we intend to have the best talent at all levels of the combined organization.  And we expect that our employees will take great pride in representing the undeniably premier Korean-American bank and have access to even greater opportunities for career advancement.

While this combination will be beneficial for the majority of our employees, it’s a reality that all transactions of this nature will have an impact on some jobs at each company.  Fortunately, this is a complementary combination that significantly elevates our stature beyond the $10 billion milestone, necessitating a meaningful build-out of our overall risk management infrastructure throughout the organization.  And we anticipate there will be significant opportunities to reposition employees to other areas within the Bank.   For those jobs that will need to be eliminated, we will do our very best to be fair and help those employees transition to the next stage of their careers.  We will provide information about severance packages and benefits once those decisions are made.

This transaction will require the approval of our regulators, as well as the shareholders of both Wilshire and BBCN, and we will keep you updated as we progress through completion of the merger.  In the meantime, I ask that you continue to stay focused on doing your job to the best of your ability.  Now more than ever, this is the time to demonstrate the value you provide to the company and to our customer base.

Attached to this e-mail are a fact sheet and a Q&A document that is designed to address many of the questions you may have.  If you have other questions, please feel free to ask your direct managers or reach out to any of our executive officers.  But please understand, we are still working through many specific issues, and we may not have answers to all your questions right away.

I am so appreciative of the commitment that the entire Wilshire family has made to hard work, integrity and outstanding customer service.  Your efforts have made Wilshire one of the top performing banks in the country.  The last few years have been an exciting time for Wilshire as we emerged from the financial crisis and spread our wings to unchartered territories to be stronger than ever.  Now, it’s time for us to move to the next exciting phase of our growth.  With this merger, we have taken a purposeful step to forever position the combined company as the clear leader in the Korean-American banking industry.

With your active participation, we can ensure the success of the franchise for years to come!

Sincerely,

Jae Whan (J.W.) Yoo

President and Chief Executive Officer